June 6, 2007
Re: Validus Holdings, Ltd. (the “Company”)
Registration Statement on Form S-1; File No. 333-139989
Filed: January 16, 2007
Request for Concurrence
Gentlemen:
     As described in our cover letter to Amendment No. 3 to the above captioned Registration Statement filed with the Securities and Exchange Commission (the “Commission”), and submitted to the Staff, on June 5, 2007, the Company seeks the Staff’s concurrence, as well as the concurrence of the Office of Chief Accountant within the Division of Corporation Finance, with the Company’s conclusion that the Company is not required by Article 11 of Regulation S-X to provide unaudited pro forma financial statements as of March 31, 2007 or for the three months ended March 31, 2007 as described below. The results of this conclusion are reflected in Amendment No. 3. For your convenience, an unmarked copy of Amendment No. 3 is also enclosed herewith.
     Factual Background:
     The Company first filed the above captioned Registration Statement on January 16, 2007 and, in response to comments from the Staff, filed Amendment Nos. 1 and 2 thereto on March 9, 2007 and April 9, 2007 respectively. On or about April 24, 2007, the Company was orally informed by the Staff that the Staff had no further comments at that time.
     In April 2007, the Company entered into discussions with Talbot Holdings, Ltd. (“Talbot”) with respect to the possible acquisition of Talbot by the Company. This culminated in the execution on May 15, 2007 of a share sale agreement related to the acquisition by the Company of all outstanding capital stock of Talbot. Amendment No. 3 reflects this potential acquisition, as well as updating the Registration Statement to provide financial information on the Company for the quarter ended March 31, 2007.
     Talbot is a privately held Bermuda company; it qualifies under applicable U.S. securities laws as a “foreign private issuer”. In addition, under applicable U.S. securities laws, Talbot would be a “significant subsidiary” of the Company at above the 50% level. The Company does not qualify as a foreign private issuer.
     Background on the Applicable SEC Rules:
     Form S-1 and Regulation S-X together require that, when a business of a certain size in relation to a registrant has been acquired by the registrant, or the acquisition is “probable”, the registrant provide financial statements for the business acquired or to be acquired (the “Acquired Company”). Where these historical financial statements are required, Regulation S-X also requires that the registrant provide pro-forma financial information showing the effects of the business combination. (Form S-1, Item 11(e) and Regulation S-X, Rule 3-05 and Article 11.)
     With respect to historical financial statements, if the Acquired Company is a foreign private issuer, then interim financial statements are required only if the filing is made nine months or more after the end of the Acquired Company’s most recent fiscal year. However, to the extent that a foreign private issuer has published interim financial information more current than that required by this standard, then the more current interim financial information must be included in the prospectus. (See Regulation S-X Rule 3-02 and Form 20-F Item 8.A(5)). We note that this requirement is the same whether the filing is an offering by Talbot itself or if Talbot financial information is included in another registrant’s filing on Form S-1 because of an actual or probable acquisition of the foreign private issuer by such other person.
     The Company, therefore, has included in Amendment No. 3 audited historical financial statements of Talbot for the years ended December 31, 2006, 2005 and 2004. These financial statements are being provided pursuant to the requirements of Rule 3-05 of Regulation S-X.
     Talbot does not prepare interim quarterly financial statements and March 31 interim financial statements or information for Talbot is not available. Because Talbot is a foreign private issuer and is not a “reporting” person under any other jurisdiction and does not publish interim financial information more current than December 31, 2006, the Company is not required to provide unaudited historical financial statements of Talbot as of March 31, 2007 or for the three month periods ended March 31, 2007 and 2006.
     The Company has also included in Amendment No. 3 an unaudited pro forma balance sheet as of December 31, 2006 and an unaudited pro forma statement of income for the year then ended —under the caption “Unaudited Pro Forma Financial Information”, prepared in accordance with Regulation S-X.
     It has been suggested that Rule 11-02(c)(1) and (2) could be literally interpreted to imply that an unaudited pro-forma balance sheet as of March 31, 2007 and an unaudited pro-forma statement of income for the three months ended March 31, 2007 should be provided in the Form S-1. However, since Rule 3-05 does not require updated Talbot historical financial statements, and such financial statements are not currently available, the Company has concluded that it is not required (by Article 11 of Regulation S-X) to provide an unaudited pro forma balance sheet as of March 31, 2007 or an unaudited pro forma statement of income for the three months ended March 31, 2007. The Company notes that in order to prepare such pro-forma statements, the Company would need quarterly financial information for Talbot for the period ended March 31, 2007, which information is neither required nor available.
     If the Staff cannot concur with the Company’s interpretation of the requirements of Article 11, the Company hereby requests that the Staff accept the pro forma financial information included in Amendment No. 3 in satisfaction of the requirements of Article 11 for the reasons outlined below.
     The Company does not view the pro-forma financial information for the quarter ended, or as of, March 31, 2007, as meaningful or material to investors, since the adjustments required by the Talbot acquisition at such date and for such period are qualitatively straight forward and would be the same (except that such adjustments would include the quarterly information) as those for the year ending December 31, 2006 and as of December 31, 2006 (which are already contained in, and appropriately described in, Amendment No. 3). In addition, the adjustments are largely mechanical in nature. Our legal advisors, Cahill Gordon & Reindel llp, concur in this view.
     Specifically, the pro-forma effects of the Talbot acquisition, at and for the quarter ended March 31, 2007 would be as follows (page references are to the applicable page of the enclosed Amendment No. 3):
     (i)     the column titled “Historical Talbot Holdings, Ltd.” would include the actual results of Talbot for the first quarter;
     (ii)     the column titled “Talbot Holdings, Ltd. accounting adjustments” described in note 2 would include certain amounts from Talbot’s financial statements requiring reclassification to conform to the Validus presentation, all as outlined on page 107 of the enclosed Amendment No. 3,
     (iii)     the column titled “Pro-Forma Purchase adjustments” would include the same types of purchase adjustments described in note 3 on page 107 of Amendment No. 3, on a quarterly, rather than annual basis, and
     (iv)     the column titled “Pro-Forma Finance adjustments”, would include the same types of finance adjustments described in note 4 on page 110 of Amendment No. 3, on a quarterly, rather than annual, basis.
     We note that even if one were to be of the view that the pro-forma financial information for the quarter ended March 31, 2007 and as of March 31, 2007 ought to be included, Rule 11-02 (b)(1) specifically provides “in certain circumstances (i.e., where a limited number of pro-forma adjustments are required and those adjustments are easily understood), a narrative description of the pro-forma effects of the transaction may be furnished in lieu of the statements described in that Rule.” We believe that the circumstances presented in this filing would also meet this test because (i) the historical financial statements of Talbot for March 31, 2007 are not otherwise required or available; and (ii) the pro-forma adjustments are easily understood by comparison to year end pro-forma adjustments — all as described on pages 106-112 of Amendment No. 3. If helpful, an added disclosure in the form of the above narrative description as to the type of adjustments that would be made can be added to the Registration Statement in a subsequent amendment.
     We do note that in remarks relating to filings on Forms S-4 and F-4 for Cross — Border Business Combinations, first made (we believe) on December 8, 1999, by

Craig C. Olinger — Deputy Chief Accountant, Division of Corporation Finance at the 27th Annual National Conference on Current SEC Developments 1 , it was suggested that “the age of the pro forma financial information included in [such] a registration statement should be based on the age of financial statements requirement applicable to the registrant . . . [and that] . . .if a US domestic registrant files a Form S-4 and the target company is a foreign private issuer, the age of the pro forma information must be determined by reference to Rule 3-12 of Regulation S-X. That is, the pro forma information would generally need to be current within 135 days at the time of effectiveness. Depending on the fiscal year ends of a domestic registrant and a foreign target company, application of the age of financial statement rules may require the foreign target company to include a period in the pro forma information that would be more current than its separate historical financial statements.” (italics added). We note that the Company’s filing is on Form S-1 and relates to its initial public offering; it does not relate to a business combination and offering to existing shareholders and is not a filing on form S-4 or F-4. In addition, we are of the view that the circumstances presented in this Amendment No. 3 would be appropriate exceptions to the “should”, “may” and “must be” statements outlined above. This position is consistent with other positions of the Commission and the Staff (as discussed below) with respect to the requirements regarding financial statements of foreign private issuers, whether in the context of offerings by foreign private issuers themselves or (as here) in the context of an acquisition.
     Conclusion:
     We believe that the Commission and Staff have moved to harmonize the application of its rules as they relate to financial and non-financial disclosures required for foreign private issuers and we believe that the Company’s exclusion of a March 31, 2007 unaudited pro-forma balance sheet and an unaudited pro-forma statement of income for the three months ended March 31, 2007 is in accordance with the requirements of Article 11 of Regulation S-X and is consistent with these views and policies. We respectfully request the concurrence of the Staff, including the Staff of the Office of Chief Accountant of the Division of Corporation Finance, that the exclusion of the unaudited March 31, 2007 pro-forma financial statements complies with the requirements of Article 11 of Regulation S-X, or if the Staff cannot concur with the Company’s interpretation of the requirements of Article 11, the Company hereby requests that the Staff accept the pro forma financial information included in Amendment No. 3 in satisfaction of the requirements of Article 11 for the reasons outlined above.
     We are of the view that it would be an unfortunate result if Talbot as registrant could proceed with a registered offering of its own securities without March 31, 2007 interim financial information, but the Company could not proceed without that

[1]	We note that Regulation S-X Rule 3-05(b) differentiates financial statement requirements for filings on forms S-4 and F-4 (which are more stringent), from those for filing on other forms such as S-1.

information because of a technical interpretation of the pro-forma period requirements of Rule 11-02 (c).
     Finally, we note that in a recent speech by Erik R. Sirri — Director for Division of Market Regulation on March 1, 2007 (Boston, Massachusetts), Mr. Sirri stated that:
“More companies are raising capital beyond their geographic boundaries. U.S. investors are allocating their capital in foreign securities markets at a higher rate, and our securities markets have attracted an increasing share of foreign investments. It is important that our regulatory system not only continue to keep pace, but also facilitate the benefits of a global market place. So, I will share with you some of my views on the issue. I will propose a solution to remove from our securities market possible frictions that do not serve to protect investors or facilitate capital formation and that may be unnecessary to maintain fair, orderly, and efficient markets.
The SEC may use its exemptive authority, provided that it can make the requisite findings, to eliminate frictions that do not further our goals.”
     We respectfully request a prompt response and are available, at your convenience, to discuss this directly with you. If you can neither concur nor accept the Company’s approach as described herein, we would appreciate the opportunity to discuss this matter with you prior to your final determination. You can reach me at 441-278-9034 or, if I am not available, my colleague Jeff Sangster at 441-278-9052.

Sincerely,
/s/ Joseph E. (Jeff) Consolino

Joseph E. (Jeff) Consolino Chief Financial Officer

Mr. James Atkinson
Mr. James Peklenk
Mr. Song Brandon
Mr. Michael Reedich
Mr. Jeffrey Riedler
U.S. Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC 20549-0405

cc:	Mr. Craig C. Olinger
Deputy Chief Accountant

Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission

Edward J. Noonan
Jeff Sangster
Validus Holdings, Ltd.

Michael A. Becker
John Schuster
Cahill Gordon & Reindel llp

Gary I. Horowitz
Simpson Thacher & Bartlett LLP

Caroline J. Foulger
Arthur Wightman
PricewaterhouseCoopers